Joel L. Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

October 25, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Paul Fischer

Re:	New Frontier Corporation

Preliminary Proxy Statement on Schedule 14A

Filed September 11, 2019

File No. 001-38562

Dear Mr. Fischer:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated October 7, 2019, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed via EDGAR on September 11, 2019 (the “Proxy Statement”).

The Company is concurrently filing via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with marked copies of the supporting materials in response to the Staff’s comment 25 and courtesy copies of Amendment No. 1 marked to show changes from the Proxy Statement.

For ease of review, we have set forth below each of the numbered comments in the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Preliminary Proxy Materials on Schedule PreM14A, filed on September 11, 2019

What happens if a substantial number of the public shareholders .. . . exercise their redemption rights?, page 3

1.	Please revise paragraph two briefly to disclose what constitutes “Necessary Cash.”

Response: The Company has revised the disclosure on page 3 to disclose what constitutes “Necessary Cash.”

U.S. Securities and Exchange Commission October 25, 2019 Page 2

Did the board of directors of NFC obtain a third-party valuation or fairness opinion?, page 5

2.	We note that McKinsey & Company, Pricewaterhouse Coopers, Simpson Thacher & Bartlett and Global Law Firm acted as outside advisors in connection with the proposed acquisition, however only Simpson Thacher’s activities are described in the Background of the Transaction section of your proxy materials. Please revise to disclose what services your other advisors provided, or advise us why you believe no revision is necessary.

Response: The Company has revised the disclosures in the Background of the Business Combination section on pages 119 through 123 to include reference to the services provided by each of McKinsey & Company, Pricewaterhouse Coopers and Global Law Firm.

Structure Following the Business Combination, page 14

3.	It appears you intend to use a variable interest entity structure. Please disclose and discuss the arrangements and agreements necessary to do so and make corresponding changes to your corporate diagram, including identifying shareholders and percentage ownership of each entity.

Response: The Company confirms that, prior to the Closing, UFH intends to establish variable interest entity structures in respect of a portion of two of its subsidiaries, Beijing Access Health Hospital Management Co., Ltd. and Beijing United Family Hospital Management Co., Ltd., by having one of UFH’s wholly owned Chinese subsidiaries enter into a series of contractual arrangements with the relevant counterparties relating to the minority equity interests not directly or indirectly held by UFH. The Company has included disclosure of the arrangements and agreements to be established for the variable interest entity structure on pages 14 and 15 and revised the corporate diagram on pages 15 through 17 to identify the shareholders and their respective percentage ownership of each variable interest entity.

4.	Please revise your corporate diagram to provide more granular disclosure concerning the various entities at each level. Please identify that New Frontier Health Corporation will be a holding company, with no direct operations. Please enumerate the several subsidiaries, and please identify, as you discuss in risk factor disclosure at page 45, which are established as a China-Foreign Equity Joint Venture, and which are established as a China-Foreign Contractual Joint Venture. We also note that you discuss Wholly Foreign-Owned Enterprises in the first paragraph of “Changes in the Foreign Investment Law and regulatory regime could have an impact on the transactions and the operations of UFH’s business” on page 45, but see no reference to a WFOE in your corporate diagram. Please advise or revise.

Response: The Company has revised the corporate diagram on pages 15 through 17 to provide more granular disclosure concerning the various entities at each level, including identifying (i) New Frontier Health Corporation as a holding company with no direct operations, (ii) the subsidiaries at each level, (iii) the WFOE, (iv) entities established as China-Foreign Equity Joint Ventures, and (v) entities established as China-Foreign Contractual Joint Ventures.

U.S. Securities and Exchange Commission October 25, 2019 Page 3

5.	Please advise as to the business purpose for establishing a Delaware holding company for Chindex International, Inc.

Response: The Company advises the Staff that the Delaware holding company will be the borrower entity in the acquisition debt financing, the proceeds of which will be used to consummate the business combination.

Financial projections with respect to UFH may not prove to be reflective of actual results., page 37

6.	We note that financial projections were prepared and considered by the NFC board of directors in connection with the proposed transaction. Please provide us with these projections, and any similar materials furnished to board members. Upon review, we may have further comments.

Response: The Company has revised the risk factor on page 39 to clarify that the financial projections referred to are the same as those presented in the section entitled “The Business Combination Proposal – Certain Projected Financial Information.”

UFH depends on key personnel for the success of its business., page 39

7.	Please revise to identify the key personnel upon whom UFH relies.

Response: The Company has revised the disclosure on page 41 to identify the key personnel upon whom UFH relies.

NFH’s debt could impair its financial condition and prevent it from fulfilling its business obligations., page 42

8.	Please revise paragraph one to indicate the amount of cash NFH would expect to have assuming various levels of redemption were to occur.

Response: The Company has revised the disclosure on page 44 to indicate the amount of cash NFH would expect to have assuming maximum and minimum redemptions.

If UFH fails to comply with environmental, health and safety laws in China…, page 47

9.	In addition to the general risk you have described, please break out here, or in separate risk factors, the key environmental, health and safety laws and regulations in China with which the company must be in compliance, identifying the specific risk posed in each instance were the company found to be in noncompliance.

Response: The Company has revised the disclosures in the Risk Factors section on pages 49-50 to include the key environmental, health and safety laws and regulations in China and the specific risk posed in each instance were the company found to be in noncompliance.

U.S. Securities and Exchange Commission October 25, 2019 Page 4

The Sponsor will have significant influence over us after completion of the business combination., page 55

10.	In addition to the Sponsor’s beneficial ownership of approximately 12.4%, please indicate the effective percentage controlled by the Sponsor following execution of the various arrangements discussed.

Response: The Company has revised the disclosure on pages 60-61 to indicate the effective percentage expected to be controlled by the Sponsor as a result of the execution of the discussed agreements.

11.	Please revise to provide a separate risk factor with its own heading addressing the risk posed by your Proposed Charter’s provision that New Frontier Corporation renounce any interest or expectancy in the business opportunities of the Sponsor and its respective officers, as you discuss in the concluding paragraph on page 56.

Response: The Company has added a separate risk factor on page 61 to address the risk posed by the waiver of corporate opportunities in the Proposed Charter.

Following the consummation of the business combination, our only significant asset., page 57

12.	Please revise to disclose and discuss any applicable Chinese rules or regulations that could limit the ability of UFH to pay dividends or make distributions or loans to the holding company, New Frontier Corporation.

Response: The Company has revised the disclosures in the Risk Factors section on page 63 to include the applicable Chinese rules or regulations that could limit the ability of UFH to pay dividends or make distributions or loans to the holding company.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 67

13.	We note on page 67 you state that “NFC’s shareholders as a group will have the largest voting interest in the combined entity under the no redemption and maximum redemption scenarios”. Please disclose the voting percentages that will be held by the NFC shareholders as a combined group, the new investors, and the former owners of Healthy Harmony, including the holders of the rollover equity.

Response: The Company respectfully advises the Staff that the voting percentages to be held by each group is disclosed on page 75. Further, the Company has revised the bullet point on page 73 and the ownership table on Page 75 to disclose the subtotals for NFC and Healthy Harmony shareholders as a group separately.

14.	Reference is made to footnote (b) on page 67. Explain to us the nature of the obligation to pay the additional RMB 144.3 million, how you intend to account for this payment, and your basis for this accounting under IFRS. Disclose and explain to us how you intend to fund this payment obligation. Also, please explain to us how you addressed this payment obligation within the pro forma balance sheet.

Response: The Company respectfully advises the Staff that it considered all of the provisions of IFRS 3 and other pertinent accounting guidance in concluding that the payment of RMB 144.3 million for the Transaction Expenses Reimbursement Amount and the Fosun Expense Reimbursement Amount is a transaction cost to be accounted for separately from consideration. These amounts represent a lump-sum reimbursement by NFC of certain fees, expenses and costs arising under the Transaction Agreement, the ancillary agreements and the transactions contemplated thereby. At the Closing, the Company shall pay or cause the RMB 144.3 million to be paid to Healthy Harmony or an affiliate of TPG Seller and Fosun Seller using the cash on hand from the transactions contemplated by the business combination. Pursuant to IFRS 3.52, a transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition related costs are not part of the exchange for the acquiree. These costs are expensed in the period incurred. Accordingly, in the pro forma balance sheet, payment of this amount is reflected as a reduction in cash and retained earnings.

U.S. Securities and Exchange Commission October 25, 2019 Page 5

Unaudited Condensed Combined Balance Sheet, page 70

15.	Please tell us your assumptions regarding Permitted Leakage Expenses (as defined on page 89) and your consideration for a related cash adjustment in the pro forma balance sheet.

Response: The Company respectfully advises the Staff that the Company estimated that the Leakage Fee Expense will be $376,000 (RMB 2.6 million) for director expenses. This fee is included in the total transaction costs of $30.0 million (RMB 206.3 million), which is reflected in a reduction of cash in the pro forma balance sheet. This adjustment is included in footnote C on page 84. The Company revised the disclosure on page 84 to provide further detail on the composition of transaction costs.

16.	Please tell us how you considered an adjustment for 280G payments and benefits (i.e., payment that is reasonably expected to be a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal Revenue Code) as described in Section 7.17 of the Transaction Agreement on page A-51.

Response: The Company respectfully advises the Staff that pro forma adjustments for 280G payment and benefits include transaction bonus and accelerated vesting of Healthy Harmony’s restricted stock units and options upon a change in control. The $2 million transaction bonus is included in transaction costs disclosed in footnote C on page 84 and unrecognized compensation expenses disclosed in footnote A4 on page 84.

17.	Refer to footnote E on page 77. Please tell us your consideration for giving pro forma effect to the payoff of the IFC loan. We note your disclosure in Note 2.1 of Healthy Harmony Holdings’ financial statements that such loan may be payable on demand upon the Completion of the Change in Control Event.

Response: The Company respectfully advises the Staff that Healthy Harmony’s IFC loans are expected to be settled subsequent to the Closing. Pursuant to the Transaction Agreement, one of the conditions to the Closing is that IFC has provided a written consent, in form and substance reasonably satisfactory to NFC Buyer Sub, consenting to the transactions contemplated by the Transaction Agreement and the full repayment of each of the IFC loans after the Closing. Healthy Harmony is currently in the process of negotiating such consent. Accordingly, the IFC loan will remain outstanding at the Closing (to be repaid after the Closing) and is therefore subject to accounting under IFRS 3 Business Combinations. As the IFC loans are expected to be paid within the next year, the Company reclassified the long-term portion of the debt to current in the unaudited pro forma condensed combined balance sheet and continues to reflect the corresponding interest expense in the unaudited pro forma condensed combined balance sheet and statements of operations. The Company has revised footnote E on page 84 to include a discussion of the reclassification from non-current to current for the IFC loans. If the IFC loans are repaid concurrently with the Closing, the Company will revise its disclosures thereafter to reflect the reduction in cash and outstanding debt.

U.S. Securities and Exchange Commission October 25, 2019 Page 6

Termination, page 98

18.	Please disclose whether termination fees would be incurred were either party to terminate the agreement prior to the closing.

Response: The Company has revised the disclosure in the Termination section on page 107 to clarify that termination fees would not be incurred were either party to terminate the Transaction Agreement prior to the Closing.

Fosun Rollover Agreement, page 101

19.	Please revise paragraph two on page 102 to discuss why NFC agreed not to adopt or maintain any shareholder rights plan pursuant to the Fosun Rollover Agreement. We note your related risk factor disclosure at page 56 concluding that “this arrangement could limit the ability of our board of directors to take defensive actions against a potential takeover attempt even if it believes that such defensive actions would be in the best interests of our company.” Please advise, with a view towards disclosure, how this limitation is consistent with the directors’ fiduciary obligations.

Response: The Company advises the Staff that it agreed to not adopt or maintain any shareholder rights plan against the Fosun Seller and its affiliates in order to induce Fosun Seller to enter into the Transaction Agreement and to roll over a material portion of its equity interests in Healthy Harmony into shares of NFH. The Company has revised the referenced disclosure on page 123 and page 62 accordingly.

Fosun Seller was a necessary party to the Transaction Agreement. As part of the negotiations among the Company, UFH and Fosun Seller, Fosun Seller required that the Company agree to not take defensive measures that would prevent Fosun Seller from potentially acquiring a significant stake in NFH (and consequently UFH’s business) after the Closing. In considering this term, the Company considered the following factors, among others:

•	the benefit to NFH and its shareholders of NFC acquiring the UFH business;
•	the significant limitations on NFH’s ability to control and operate UFH’s business if NFH were unable to acquire the equity interests in UFH held by Fosun Seller;
•	the benefit to NFH and its shareholders of having a significant strategic equityholder of UFH reinvest in the Company and remain a significant strategic shareholder of the Company;
•	the likelihood of a potential hostile takeover attempt by the Fosun Seller in light of the post-closing shareholding level of the Fosun Seller;
•	the financial resources required for such a takeover attempt and the resources likely available to the Fosun Seller for such purposes;
•	the implications of the restrictions on NFH’s ability to adopt a shareholder rights plan against Fosun Seller in the event of a hostile takeover attempt by Fosun Seller; and
•	the fact that the Fosun Rollover Agreement does not limit the Company’s ability to take defensive actions against any person other than the Fosun Seller and its affiliates.

After taking these factors into account, NFC’s board of directors determined that it was in the best interests of the Company to agree to Fosun Seller’s requirement in this regard. The Company believes that the limitation on its ability to take defensive action against a potential takeover attempt by Fosun Seller does not contravene Cayman Islands fiduciary duties because the potential benefits of the business combination for its shareholders, including the opportunity to participate in UFH’s growth as a premier provider of health services in China far outweigh the concern that such an arrangement would deprive its shareholders from a hypothetical benefit of a corporate takeover defense applied to just one of its shareholders.

U.S. Securities and Exchange Commission October 25, 2019 Page 7

Background of the Transaction, page 110

20.	Please revise paragraph five to clarify what led NFC specifically to seek out negotiations with UFH in July, 2018.

Response: The Company has revised the disclosure on pages 118-119 to clarify what led the Company to seek out negotiations with UFH.

Background of the Business Combination, page 111

21.	Please revise paragraph three to disclose the relationship between Credit Suisse and NFC.

Response: The Company has revised the disclosure on page 119 to disclose the relationship between Credit Suisse and the Company.

Certain Projected Financial Information, page 121

22.	Please revise to indicate why the NFC board of directors did not review any financial projections prepared by UFH’s management.

Response: The Company has revised the disclosure on page 130 to indicate why the board of directors did not review any financial projections prepared by UFH management.

23.	Please revise to indicate in what sense the financial projections prepared by NFC’s management are “more conservative” than those prepared by UFH management.

Response: The Company has revised the disclosure on page 130 to indicate how the financial projections prepared by NFC’s management were “more conservative” than those prepared by UFH management.

Waiver of Corporate Opportunities, page 133

24.	Please revise to indicate how your proposed charter will make the delineation between what constitutes a corporate opportunity for NFH, and what constitutes a commercial opportunity that a director or officer may otherwise pursue in his or her individual capacity.

Response: The Company has revised the disclosure on pages 143-144 to indicate how the Proposed Charter will delineate between what constitutes a corporate opportunity for NFH and what constitutes a commercial opportunity that a director or officer may otherwise pursue in his or her individual capacity.

The Investment Environment, page 169

25.	We note that you cite to industry research for information and statistic regarding economic trends. Please provide us with marked copies of any materials that support these and any other third party statements, clearly cross-referencing a statement with the underlying factual support.

Response: The Company has provided the Staff supplementally, under separate cover, copies of the supporting materials, clearly cross-referencing a statement with the underlying factual support.

U.S. Securities and Exchange Commission October 25, 2019 Page 8

Regulatory Matters, page 176

26.	Please revise to enumerate and discuss all applicable Chinese laws and regulations, including foreign investment in the healthcare industry, material to conducting the company’s operations, including the impact or likely impact of each law and regulation on those operations.

Response: The Company has revised the disclosures in the Regulatory Matters section on page 190 to enumerate the applicable Chinese laws and regulations material to conducting the Company’s operations and the impact of each law and regulation on those operations.

Beneficial Ownership of Securities, page 203

27.	Please revise to indicate the individual(s) who have voting/dispositive power for the shares held by Fosun Industrial Group, Nan Fung Group, and Vivo Capital Fund IX.

Response: The Company has revised the disclosures in the Beneficial Ownership of Securities section on page 228 to indicate the individuals who have voting/dispositive power for the shares held by each of Fosun Industrial Group, Nan Fung Group, and Vivo Capital Fund IX.

Healthy Harmony Holdings LP- Notes to the Consolidated Financial Statements

1. General Information

Information about subsidiaries, page F-39

28.	We note your investment in Chindex International Inc. Please clarify in your disclosure the nature of the Chindex business and how it is accounted for in the financial statements.

Response: The Company respectfully advises the Staff that Chindex International, Inc. (“Chindex”) is an “investment holding” company for the years ended December 31, 2016, 2017 and 2018, which was disclosed under “principal activities” of Chindex on page F-53. The Company also respectfully advises the Staff that Chindex is accounted for as a wholly owned subsidiary and is consolidated by Healthy Harmony Holdings, L.P. in the financial statements in accordance with IFRS 10 Consolidated Financial Statements.

4. Revenue from Contracts with Customers

Healthcare Services, page F-55

29.	In the fifth paragraph on page 167, you stated (in part) that UFH often partners with well-known hospitals in tier one cities to expand the number of advanced services it is able to offer. You also referred to your asset light strategy through management contracts on page 168. If material, please disclose UFH’s policies for recognizing revenues from such arrangements and advise us.

Response: The Company respectfully advises the Staff that there is no revenue generated from partnering with well-known hospitals in tier one cities mentioned in the fifth paragraph on page 180 for the years ended December 31, 2016, 2017 and 2018. The Company also respectfully advises the Staff that the recognition policy for revenue through management contracts disclosed on page 182 is disclosed on page F-73 as “revenue from hospital management consulting and training services” included in the “Others” revenue line item. Revenue from hospital management consulting and training services was RMB 6.2 million, RMB 3.7 million and RMB 8.9 million, or 0.4%, 0.2% and 0.4% of total revenue, respectively, for the years ended December 31, 2016, 2017 and 2018, respectively.

U.S. Securities and Exchange Commission October 25, 2019 Page 9

Healthy Harmony Holdings LP- Notes to the Consolidated Financial Statements

16. Related Party Transactions

(c) Compensation of key management personnel of the Group, page F-65

30.	Please further disclose any payments or benefits to which certain key executives and/ or shareholders are entitled pursuant to a change in control or the closing of the proposed business combination. We note your disclosure in Section 7.17 of the Transaction Agreement set forth on page A-51.

Response: In response to the Staff’s comments, the Company has made the referenced disclosure in Note 23, Events after the reporting period on page F-90 of the consolidated financial statements.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc: Antony Leung, New Frontier Corporation